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                            July 2, 2021

       Niccolo de Masi
       Chief Executive Officer
       TdMY Technology Group, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, NV 89144

                                                        Re: TdMY Technology
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 25, 2021
                                                            File No. 333-257379

       Dear Mr. de Masi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance